Exhibit 99.1

NEWS RELEASE

FRANCO-NEVADA ANNOUNCES US$500 MILLION BOUGHT DEAL FINANCING

TORONTO, August 13, 2014 - Franco-Nevada Corporation (the “Company”) (TSX/NYSE: FNV) is pleased to announce that it has entered into an agreement with a syndicate of underwriters, led by RBC Capital Markets, CIBC and BMO Capital Markets which have agreed to purchase, on a bought deal basis, 8,375,000 common shares of the Company at a price of US$59.75 per share, for aggregate gross proceeds of approximately US$500 million (the “Offering”).  The underwriters will also have the option, exercisable in whole or in part at any time for a period of 30 days following the closing of the Offering, to purchase up to an additional 1,256,250 common shares to cover over-allotments, if any. In the event that the option is exercised in its entirety, the aggregate gross proceeds of the offering will be approximately US$575 million.

The Company plans to use the net proceeds from the offering to fund additional royalty and stream acquisitions and other general corporate purposes. The Company expects to fund all of its existing royalty and stream commitments from existing cash and a portion of future cash flows.

This offering is scheduled to close on or about August 21, 2014 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange, the New York Stock Exchange and the securities regulatory authorities.

The Company intends to file a preliminary prospectus supplement to its existing base shelf prospectus on or about August 13, 2014 and intends to file a final prospectus supplement to its existing base shelf prospectus on or about August 14, 2014, in each case with the securities regulatory authorities in each of the provinces and territories in Canada and the U.S. Securities and Exchange Commission.

Corporate Summary

Franco-Nevada is a gold-focused royalty and stream company.  The Company has a diversified portfolio of cash-flow producing assets and interests in some of the largest development projects in the world.  Its business model provides investors with exploration optionality while limiting exposure to operating and capital cost risks.  Franco-Nevada has no debt and is generating cash flow from its portfolio that is being used to expand its portfolio and pay dividends. Franco-Nevada’s common shares trade under the symbol FNV on both the Toronto and New York stock exchanges.

For more information, please go to our website at www.franco-nevada.com or contact:

Sandip Rana	Stefan Axell
CFO	Director, Corporate Affairs
416-306-6303	416-306-6328
info@franco-nevada.com

Forward Looking Statements

This press release contains “forward looking information” and “forward looking statements” within the meaning of applicable Canadian securities laws and the U.S. Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Such forward looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Corporation is determined to have PFIC status; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; rate and timing of production differences from resource estimates; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest; and the integration of acquired assets.  The forward looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Corporation’s ongoing income and assets relating to determination of its PFIC status; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and investors are cautioned that forward looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward looking statements. Accordingly, investors should not place undue reliance on forward looking statements due to the inherent uncertainty therein.  For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of Franco-Nevada’s most recent Annual Information Form as well as Franco-Nevada’s most recent annual Management’s Discussion and Analysis filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov.  The forward looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.